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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                      Calamos Global Total Return Fund
                                (NAME OF ISSUER)

                     Series A Mandatory Redeemable Preferred Shares Series B Mandatory Redeemable Preferred Shares Series C Mandatory Redeemable Preferred Shares
                         (TITLE OF CLASS OF SECURITIES)

                                    128118*24
                                    128118*32
				    128118*40
                                 (CUSIP NUMBER)


Steve Katz                        Donald Griffith
Barings LLC                       Massachusetts Mutual Life Insurance Company
1500 Main Street, PO Box 15189    1295 State Street
Springfield, MA 01115-5190        Springfield, Massachusetts 01111
(413) 226-1000                    (800) 767-1000


               (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                               September 6, 2017
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                      (Continued on following pages)

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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 2 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Massachusetts Mutual Life Insurance Company
      04-1590850
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY


----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                480,000(1)
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                480,000(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      480,000(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      100%(2)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      CO, IC


(1) Massachusetts Mutual Life Insurance Company ("MassMutual"), a Massachusetts corporation, is the direct beneficial owner of 480,000 Mandatory
Redeemable Preferred Shares which are held in one or more advisory accounts. Barings LLC ("Barings"), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of these shares.

(2) The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 100% of the preferred equity securities of the Issuer.

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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 3 OF 8 PAGES
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  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barings LLC
      04-1054788
----- --------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
----- --------------------------------------------------------------------------
  3   SEC USE ONLY

----- --------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      WC
----- --------------------------------------------------------------------------
  5   CHECK BOX IF THE DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

      Not Applicable
----- --------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                0
       NUMBER OF          ----- ------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                480,000(1)
          EACH            ----- ------------------------------------------------
       REPORTING            9   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0
                          ----- ------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

                                480,000(1)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      480,000(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

      Not Applicable
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      100%(2)
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

      IA


(1) Barings, in its capacity as investment adviser, may be deemed to be the beneficial owner of 480,000 Mandatory Redeemable Preferred Shares, which are held in certain advisory accounts owned (directly or indirectly) or controlled by MassMutual.

(2) The referenced securities are preferred equity securities which the Reporting Persons are informed, represent, in the aggregate, 100% of the preferred equity securities of the Issuer.


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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 4 OF 8 PAGES
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Item     1. Security and Issuer:

         This statement relates to the Calamos Global Total Return Fund
         Series A, B and C Mandatory Redeemable Preferred Shares. The Issuer's principal offices are located at 2020 Calamos Court, Naperville, IL 60563.


Item     2.  Identity and Background:

         (a) This statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons".

           (i) Massachusetts Mutual Life Insurance Company ("MassMutual")
           (ii)Barings LLC ("Barings")

         (b) MassMutual's principal office is located at 1295 State Street, Springfield, MA, 01111. The principal office for Barings is located at 300 South Tryon Street, Suite 2500, Charlotte, NC, 28202.

         (c) The principal business of MassMutual is that of a diversified financial services organization providing financial products and services that include mutual funds, money management, trust services, retirement planning products, life insurance, annuities, disability income insurance, and long-term care insurance. The officers and directors of MassMutual, who are all citizens of the United States, are as follows:

         Officers:

Roger Crandall, Chairman, President and Chief Executive Officer
Susan Cicco, Chief Human Resources Office
Timothy Corbett, Chief Investment Officer
Michael Fanning, Head of MassMutual U.S.
Pia Flanagan, Corporate Secretary and Chief of Staff
Brad Hoffman, Chief Risk Officer
Michael O'Connor, General Counsel
Mark Roellig, Chief Technology & Administrative Officer
Gareth Ross, Chief Digital and Customer Experience Officer
Elizabeth Ward, Chief Financial Officer and Chief Actuary Subsidiary Leadership Eddie Ahmed, Chairman and Chief Executive Officer, MassMutual International
Tom Finke, Chairman and Chief Executive Officer, Barings LLC
Art Steinmetz, Chairman, President and Chief Executive Officer, OppenheimerFunds


         Board of Directors:

Roger W. Crandall
Karen Bechtel
Mark T. Bertolini
Kathleen A. Corbet
James H. DeGraffenreidt, Jr.
Robert A. Essner
Jeffrey M. Leiden, M.D., Ph.D.
Cathy E. Minehan
Marc F. Racicot
Laura J. Sen
William T. Spitz
H. Todd Stitzer



         The principal business of Barings is that of an entrepreneurial capital management firm focused on creating innovative investment strategies and solutions for sophisticated investors. The officers and managers of Barings, who are all citizens of the United States, are as follows:

         Officers:

Thomas M. Finke, Chairman and Chief Executive Officer
Paul J. Thompson, Chief Financial Officer, Chief Operating Officer and Managing Director
Susan A. Moore, Chief Administrative Officer and Managing Director Christopher A. DeFrancis, Chief Compliance Officer, Deputy Counsel and Managing Director
Shelden M. Francis, Chief Legal Officer, Secretary and Managing Director

         Managers:

Thomas M. Finke - Chairman
William F. Glavin Jr.
Roger W. Crandall
Elizabeth A. Ward
M. Timothy Corbett



         (d - e) During the last five years, none of the Reporting Persons nor any of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         (f) MassMutual is a Massachusetts corporation. Barings is a Delaware limited liability company.


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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 5 OF 8 PAGES
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Item     3  Source and Amount of Funds or Other Consideration:

         On September 6, 2017, MassMutual, through one or more advisory accounts for which Barings serves as investment adviser, acquired the Mandatory Redeemable Preferred Shares in the ordinary course of business using funds that came directly or indirectly from the working capital of MassMutual.

Item     4  Purpose of Transaction:

         All of the Mandatory Redeemable Preferred Shares reported herein were acquired for investment purposes. The Reporting Persons do not at the present time have any plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of
         Schedule 13D. However, the Reporting Persons retain the right to modify plans with respect to the transactions described in this
         Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item     5  Interest in Securities of the Issuer:

         (a) As of September 6, 2017, MassMutual and Barings may each be deemed to have beneficially own the 480,000 Mandatory Redeemable Preferred Shares referenced herein. The Reporting Persons are informed, such securities represent, in the aggregate, 100% of the preferred equity securities of the Issuer.

         (b) MassMutual has shared power with Barings to vote and dispose of the 480,000 of Mandatory Redeemable Preferred Shares for which it is deemed the beneficial owner. Barings has shared power with MassMutual to vote and dispose of the 480,000 of Mandatory Redeemable Preferred Shares for which it is deemed the beneficial owner.

         (c)    Not Applicable.
         (d)    Not Applicable.
         (e)    Not Applicable.



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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 6 OF 8 PAGES
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Item     6   Contracts, Arrangements, Understandings or Relationships With
             Respect to Securities of the Issuer:

         Not Applicable.

Item     7   Material to be Filed as Exhibits:

         Not Applicable.



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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 7 OF 8 PAGES
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 14, 2017

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



BARINGS LLC

By:
    ---------------------------
Name:  Ann Malloy
Title: Director


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CUSIP No. 128118*24, 128118*32, 128118*40    13D               PAGE 8 OF 8 PAGES
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                     AGREEMENT REGARDING THE JOINT FILING OF
                                      SCHEDULE 13D

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Act of 1934, as amended.


Dated:  September 14, 2017

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
    ---------------------------
Name:  Donald Griffith
Title: Vice President



BARINGS LLC

By:
    ---------------------------
Name:  Ann Malloy
Title: Director